Wonder International Education & Investment Group Corporation

8040 E. Morgan Trail, #18

Scottsdale, AZ 85258

480-966-2020

March 15, 2013

Mr. Terry French

Accountant Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Re: Wonder International Education & Investment Group Corporation (“Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed April 16, 2012

File No. 333-163635

Dear Mr. French:

This letter is a follow up to our conference call which occurred on March 1, 2013 with your office and in addition, provides information with respect to certain oral comments of Mr. Ajay Koduri of the Staff to our counsel on March 6, 2012. For purposes of this letter, “Wonder University” refers to Anhui Wonder University of Information Engineering, the “Company” refers to Wonder International Education & Investment Group Corporation and its subsidiaries and variable interest entities, and “Wonder Education” means Wonder Education Investment & Management Co. Ltd., the PRC holding company.

In this regard, paragraphs 1, 2 and 3 memorializes information which we discussed in the stated conference call and paragraphs 4 and 5 are responsive to oral comments made by Mr. Koduri.

1. Information with respect to Wonder University. We have attached relevant sections of the Articles of Association of (translated to English) of Wonder University which relate to the appointment, terms and role of the Board of Trustees of Wonder University.

As we discussed, there are six members of the Board of Trustees of Wonder University. These parties are identified below, along with their relationship to the Wonder University.

-Chungui Xie , Chairman of Wonder University;

-Youjiang Ling, the CEO of Wonder University;

-Yiqing Yang, the last president and the Consultant of Wonder University;

-Dongxu Zhang, Vice president of Wonder University;

-Shouhua Shi, Vice president of Wonder University;

-Yunfu Hao, the Steering Commissioner and the secretary of the Party committee of Wonder University, who was appointed by the government.

The initial five Trustees are elected by a plurality vote of employees of the University held at an annual meeting of employees. Their qualifications must be subject to Article 9 of the Articles of Association of Wonder University (attached). The last Trustee was appointed by the government. Once elected, the Trustees elect the Chairman. Each Trustee has a vote, except for the government-appointed trustee, who does not vote. As discussed and reflected in the attached Articles, a majority vote of Trustees is required on most matters, while a super majority vote of 2/3rd is requited on important matters. By way of example, the vote on the conversion of the Wonder University debt in favor of the Company to equity was accomplished by a 2/3rd vote.

Regarding the budget of Wonder University, each department of the University will file an annual budget report with both the income and expenditures that are expected to be received and paid for the new fiscal year. The Trustees review and make all final decisions concerning the budget. Conversely, with respect to the Company, management at each individual vocational school prepares the annual budget report for the new year. The Board of Directors reviews and make all final decisions concerning the budget.

As mentioned in our call, Mr. Xie owns 100% of the stock of the Wonder University. However, as previously mentioned and indicated above, Mr. Xie does not involve himself in the day to day operations of either the Wonder University or the Company. The day-to-day operations of each of the entities are controlled by the respective management teams (in the case of the Company, the management of each of the vocational schools) subject however to the respective oversight by the Board of Directors or Board of Trustees.

2. On December 28, 2011, the Company converted the outstanding balance of its accumulated advances to Wonder University to an equity position in that for profit institution. In anticipation of that conversion, responsibility for balances due to the Company from nine other entities were assumed by the University and a RMB573,629 payment was made by the University to the Company. The combination of these transactions resulted in a balance due to the Company from the University of RMB240,000,000. These transactions are detailed in a schedule presented below.

From the Company’s perspective, the conversion was motivated in part by the opportunity to establish a significant investment in the University, which the Company views as having the potential for significant growth in value and profitability.

Wonder International Education to Investment Group Corporation

Schedule of Transactions Involved in Conversion of Debt to an Equity

Share of Wonder University

12/28/11

		USD
	RMB	@6.336
Ri Hai Electric Co.	12,040,890	$1,900,392
Sen Hai Agricultural Co.	11,607,000	1,831,912
Wonder Scientific and Trade Co.	609,425	96,185
Wonder Electronics Co.	20,196,211	3,187,532
Wonder Advertising Co.	72,198,867	11,395,017
Yu Jing Agricultural Co.	16,490,000	2,602,587
Wonder Environment Co.	1,090,000	172,033
Hefei Information and Technology School	2,430,632	383,622

	136,663,025	21,569,280

Wonder Yawei	(3,151,100)	(497,332)
	133,511,925	21,071,948

Balance due from Wonder University at 12/28/11	107,061,704	16,897,375
	240,573,629	37,969,323

Cash payment from Wonder University	573,629	90,535

Amount converted to equity	240,000,000	$37,878,788

3. Process for the Conversion of Wonder University Debt to Equity. Initially, Mr. Xiang Wei, the Chief Executive Officer of the Wonder Education was responsible for the establishment of a special working group for the Company consisting of Mr. Shiding Hu, Chief Financial Officer of Wonder Education, Mr. Yongdong Wang, the President of Anhui Wonder School, Mr. Zhiqiang Wu, an accountant for Wonder Education, along with himself. On behalf of the Company, Mr. Wei agreed with Dongxu Zhang, the Vice President from Wonder University that the most equitable manner to settle the debt would be to commission an appraisal of Wonder University by an independent third party, and based on the asset appraisal, they parties would then discuss the conversion of debt to equity. The parties agreed on an independent appraiser, Anhui Jinruian Real Estate Appraisal Firm, who indeed conducted the appraisal. Once the appraisal was received, Wonder Education’s board of directors proposed the specific equity ratio which was based on the asset appraisal report. The Trustees of the University agreed with the proposal. Wonder Education’s attorney was in charge of all legal matters concerning debt to equity conversion documentation. The required Board of Directors vote for the transaction was a 2/3rds vote. The Board of Directors of Wonder Education approved the transaction pursuant to unanimous vote.

Wonder University also followed the same procedure. Dongxu Zhang, the Vice President of Wonder University, and the Financial Department were authorized to perform all the necessary steps for this debt conversion, and to organize relevant personnel to study asset appraisal and draft legal documents. The required vote for Trustees was a 2/3rds vote. The Trustees approved the transaction pursuant to a unanimous vote.

After Wonder Education Investment Management Co. Ltd and Wonder University reached a consensus, both the authorized parties’ representatives signed the debt convention agreement.

4. Rationale for WOFE. The WOFE arrangement was implemented by the Company in order to comply with the M&A Regulations. The Organization History on page 3 has been revised to amplify this fact, and the revised text is highlighted below.

        “Organizational History.  Wonder International Education & Investment Group Corporation (“US Wonder”) is a US holding company, incorporated in Arizona on April 21, 2008. On November 1, 2010, US Wonder acquired all of the outstanding capital stock of Anhui Lang Wen Tian Cheng Consulting & Management Co., Ltd., a PRC company (“WOFE”), pursuant to the terms of a share exchange agreement. As a result, WOFE became a wholly owned subsidiary of US Wonder. On November 3, 2010, WOFE entered into a series of agreements with Anhui Wonder Education and Management Company, Ltd, a PRC company (“China Wonder”), including a Voting Right Proxy Agreement, Option Agreement, Equity Pledge Agreement, Consulting Services Agreement and Operating Agreement. The above WOFE arrangement was implemented by the Company to comply with the Merger and Acquisitions regulations in the PRC, which among other items, limits ownership of PRC companies by foreigners. China Wonder owns and operates seven separate vocational training schools in seven provinces in China. These schools are now famous non-governmental vocational education institutions in China. Wonder’s core business is to provide IT education to students ranging in age from 18 to 30. China Wonder's seven vocational schools are in the following provinces of China: Anhui, Jiangsu, Zhejiang, Fujian, Henan, Hubei and Liaoning. Through our ownership of WOFE and the contractual arrangements between the WOFE and China Wonder, we control China Wonder and the schools and have the ability to control any income produced by China Wonder.”

5. Exhibit Index and Operating Agreement. The Exhibit Index has been revised to remove the terminated agreements (See attached). In addition, the Operating Agreement between Anhui Wonder Education and Management Company, Ltd. and Anhui Lang Wen Tian Cheng Consulting & Management Co. is included in the revised Exhibit Index (see Ex 10.13).

In closing, the Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federals securities laws.

We trust that the above is responsive to the Staff’s comments and questions, but we remain available to answer any addition questions that the Staff may have. Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter. We plan to file such amendments referenced above as promptly as possible following your concurrence of our positions.

Sincerely,

Mr. Xiang Wei

Chief Executive Officer

1

Excerpt (English translation) from

Articles of Association of

Wonder University

Chapter 7. The composition, terms and roles of the Trustees

Article 9:  The Board of Trustees.

The Board of Trustees comprises of five to nine members, which includes the organizers of the University, the government officials, and the representatives whom are elected from the university staff conference. More than two-thirds of the trustees should have more than five years of teaching experience.

Article 10: The Chairman of the Board of Trustees.

If necessary, a vice chairman will be elected by the Trustees. The names of the Chairman and the Vice Chairman must be reported to the examination and approval authorities to be recorded.

Article 11: Trustees may be re-elected when they fulfill their four-year tenure.

Article 12: The board of trustees meeting will be convened every semester. An interim Board of Trustee meeting will be convened on motion of one-third or more of the trustees.

Article 13: All the discussed items and their resolutions should be recorded in the board of Trustee meeting minutes, in which the participators’ signature shall be required, as they are responsible for the resolutions.

Article 14: The board of trustees meeting will be convened when participation of two-thirds or more of the trustees are present. Based on the one-person-one-vote system, a majority vote of two-thirds or more will be required for the highly important matters, but for general matters, it will only require a majority vote.

2

EXHIBITS

3.1	Certificate of Incorporation filed with State of Arizona, April 17, 2008*
3.2	Bylaws*
10.1	Intentionally Left Blank
10.2	Intentionally Left Blank
10.3	Intentionally Left Blank
10.4	Intentionally Left Blank
10.5	Loan Agreement with Shanghai Pudong Development Bank, dated July 6, 2009 (2)
10.6	Loan Agreement with Huishang Bank (2)
10.7	Loan Agreement with Hangzhou Bank (2)
10.8	Common Stock Exchange Agreement between Wonder China and Seven Schools, dated July 13, 2010 (2)
10.9	Consulting Agreement between the Company and Wonder China, dated April 26, 2010 (2)
10.10	Capital Raise Agreement, dated March 9, 2010 (3)
10.11	Business Acquisition Agreement by and between the Company and Norman Paul Klein for the purchase of Anhui Lang Wen Tian Cheng Consulting & Management Co. (“WOFE”), dated November 1, 2010 (4)
10.12

Equity Pledge Agreement by and among WOFE, Wonder China, Anhui Computer Training School,

Hubei Computer Training School, Jiangson Computer Training School, Zhejiang Computer Training School,

Henan Computer Training School, Fujian Computer Training School, Liaoning Computer Training School,

and Chun Gui Xie, dated November 3, 2010 (4)

10.13

Operating Agreement by and among WOFE, China Wonder, Anhui Computer Training School,

Hubei Computer Training School, Jiangson Computer Training School, Zhejiang Computer Training School,

Henan Computer Training School, Fujian Computer Training School, Liaoning Computer Training School,

and Chun Gui Xie, dated November 3, 2010 (4)

10.14

Consulting Services Agreement by and among WOFE, Wonder China, Anhui Computer Training School,

Hubei Computer Training School, Jiangson Computer Training School, Zhejiang Computer Training School,

Henan Computer Training School, Fujian Computer Training School, Liaoning Computer Training School,

and Chun Gui Xie, dated November 3, 2010 (4)

10.15

Proxy Agreement by and among WOFE, Wonder China, Anhui Computer Training School,

Hubei Computer Training School, Jiangson Computer Training School, Zhejiang Computer Training School,

Henan Computer Training School, Fujian Computer Training School, Liaoning Computer Training School,

and Chun Gui Xie, dated November 3, 2010

______________

*Filed with S-1 Registration Statement on December 9, 2009

(2) Filed as Exhibits to Amendment Number 4 to the Company’s S-1 Registration Statement on July 26, 2010

(3) Filed as an Exhibit to Amendment Number 6 to the Company's S-1 Registration Statement on August 13, 2010

(4) Filed as an Exhibit to Amendment Number 7 to the Company S-1 Registration Statement on November 26, 2010